UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endou
Name:	Toshinao Endou
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2022 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2023 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 2, 2023. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2022 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2022 filed in Japan on June 27, 2022. With the completion of the transfer of shares in MUFG Union Bank, N.A., we deem the “7. Risks relating to the sale of MUFG Union Bank, N.A.” no longer significant. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in January 2023 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
A decline in profitability (including the impact on our capital management)

•  Our profitability may be adversely affected by an increase in our funding costs due to a rise in interest rates globally.

•  Our capital management may be adversely affected by, among other things, an increase in risk weighted assets or an increase in unrealized losses on debt securities.

Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
An increase in credit costs

•  Sudden deterioration in global economic activities may result in an increase in our credit costs.

•  Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

IT risk

•  Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•  System problems may result in our payment of financial compensation and damage to our reputation.

Risks relating to external circumstances or events (such as health pandemics, earthquakes, floods, terrorism and geopolitical conflicts)

•  Health pandemics, natural disasters, conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions may result in disruptions to all or part of our operations or an increase in costs and expenses in addressing such circumstances or events.

Risks relating to climate changes

•  If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•  Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

*

These risk events are among the risk events that were reported to MUFG’s Board of Directors following the Risk Committee’s discussion in January 2023. These risk events include risk events of general applicability.

1.	Risks relating to deterioration in economic conditions in Japan and globally

Economic conditions in Japan and around the world may deteriorate due to various factors such as the COVID-19 pandemic and measures being implemented in response to the pandemic, including restrictions on travel, store operations and other economic activities, in Japan and other countries and regions. Despite some signs of economic activity gradually returning to normal, uncertainty over the Japanese and global economies still remains because of the unpredictability of the timing of containment of COVID-19. Uncertainty is also caused by such other factors as concerns over political developments in the United States, concerns over the U.S.-China conflict, inflation concerns worldwide, global geopolitical risks, interruptions in global supply of commodities and international trade, political turmoil in various regions around the world, changes in the monetary and fiscal policies in major jurisdictions, and rapid and significant fluctuations in foreign exchange rates. In addition, external events, such as political and social conflicts, terrorism, geopolitical conflicts and ensuing economic sanctions, earthquakes, typhoons, floods and other natural disasters, and health pandemics or epidemics, may cause deterioration in economic conditions and market instability in affected areas.

Worsening economic conditions in Japan and around the world may result in, among other things, impairment or valuation losses on securities and other assets that we hold due to declines in the market value of such assets, an increase in our non-performing loans and credit costs due to deterioration in borrowers’ business performance, a decrease in our profits due to deterioration in the creditworthiness of counterparties in market transactions, a reduction in foreign currency funding liquidity, an increase in our foreign currency funding costs, and an increase in the level of risk in, and the balance of, the risk assets that we hold. Our profitability may be adversely affected by various other factors, including a decline in our net interest income caused by such factors as an increase in our funding costs due to a rise in interest rates globally resulting from changes in the monetary policies of central banks in various jurisdictions. In addition, an economic downturn may result in a decline in new investments and business transactions by customers due to stagnation in economic activity, weak consumer spending, diminished investor appetite for making investments in uncertain financial markets, and a decrease in our assets under custody or management.

In the event of a financial market turmoil or depression resulting from significant volatility in bond and stock markets or foreign currency exchange rates, or a global financial crisis, the market value of financial instruments that we hold may significantly decline, properly quoted market prices of such instruments may become unavailable for valuation purposes, or financial markets may become dysfunctional. As a result, we may incur impairment or valuation losses on financial instruments in our portfolio.

Any of the foregoing factors may materially and adversely affect our business, operating results and financial condition.

2.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism, geopolitical conflicts and ensuing economic sanctions, political and social conflicts, health pandemics or epidemics, and other disruptions caused by external events, which are beyond our control. Such external events may result in loss of facility and human and other resources, suspension or delay in all or part of our operations, inability to implement business strategic measures or respond to changes in the market or regulatory environment as planned, and other disruptions to our operations. In addition, we may be required to incur significant costs and expenses, including those incurred for preventive or remedial measures, to deal with the consequences of such external events. As a result, our business, operating results and financial condition may be materially and adversely affected.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area and other areas where we have our important business functions may have a material adverse effect on our business, operating results and financial condition.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business, although we work to strengthen our operational resilience (a comprehensive ability to continue critical operations in the event of a disruption such as a conflict, terrorism (including cyber terrorism), or natural disaster) by establishing a business continuity framework based on the regulations of each relevant jurisdiction and testing through training and other measures.

Our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster.

11.	Risks relating to our lending business

The lending business is one of our primary businesses. To the extent that our measures designed to mitigate credit risk, including collateral, guarantees and credit derivatives, are insufficient, our credit costs may significantly increase if borrowers fail to meet their interest payment or principal repayment obligations as expected or if we fail to effectively and adequately anticipate and deal with deterioration in the credit quality of our borrowers. Any such failure may adversely affect our financial condition and results of operations and may also result in a decrease in our capital ratios. Our credit costs and problem loans may increase in the future due to deterioration in economic conditions in Japan and other parts of the world, including emerging countries, fluctuations in oil and other commodity prices, declines in real estate and stock prices, depreciation of currencies of emerging markets, rises in interest rates, or financial difficulties of our borrowers due to such factors as intensifying competition within their respective industries.

(1)	Status of our allowance for credit losses

Our allowance for credit losses is recorded based on assumptions and estimates of the condition of borrowers, the value of collateral and the economy as a whole. Because of deterioration in general economic conditions or in the financial performance of specific borrowers, we may be required to increase our provision for credit losses. We may also incur additional credit losses if our actual loan losses exceed our allowance for credit losses. In addition, the regulatory standards or guidance on establishing allowances may also change, causing us to change some of the evaluations used in determining the allowances. As a result, we may need to provide for additional allowance for credit losses. As of March 31, 2022, the balance of our allowance for credit losses was ¥1,222.1 billion.

(2)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the real estate industry are relatively high in comparison to other industries, and we are consequently susceptible to adverse changes particularly in that industry. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties as well as each relevant country and region, including emerging countries, the quality of our credit portfolio may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and regions, including the impact of climate change, the COVID-19 pandemic and the geopolitical developments in Ukraine, and fluctuations in real estate prices, oil and other commodity prices, and foreign currency exchange rates.

(3)	Our response to borrowers

Even in the event that a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans may increase significantly, our credit costs may increase, and the value of the additional equity purchased may decline.

16.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In February 2019, MUFG Bank entered into a consent order with the U.S. Office of the Comptroller of the Currency, or OCC, relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. The consent order requires MUFG Bank and its U.S. branches to implement various remedial measures to address the deficiencies found in the OCC examination, including a comprehensive action plan satisfactory to the OCC, implementation of measures to ensure effective compliance management and qualified staffing, the adoption of comprehensive Bank Secrecy Act/Anti-Money Laundering risk assessment policies and procedures, and other remedial actions. MUFG Bank has undertaken necessary actions relating to the consent order, and the OCC has terminated the consent order pertaining to MUFG Bank’s compliance with Bank Secrecy Act/Anti-Money Laundering program requirements.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other financial institutions are involved as defendants in a number of civil lawsuits, including putative class actions, in the United States.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additional Japanese GAAP Financial Information for the Nine Months Ended December 31, 2022

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

None.

II.	Significant changes in the scope of application of the equity method

None.

(Changes in Accounting Policies)

(Changes in Accounting Policies Due to Revisions to Accounting Standards, etc.)

(Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), has been applied from the beginning of the nine-month period ended December 31, 2022. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the nine-month period ended December 31, 2022 due to the application of this Guidance.

(Changes in Presentation of Financial Information)

“Refund” of income taxes, which was previously included in “Income taxes” on a net basis for the nine months ended December 31, 2021 is presented separately on a disaggregated basis from the nine months ended December 31, 2022 due to the increased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the nine months ended December 31, 2021 have been reclassified.

As a result, “Income taxes” of ¥256,408 million previously presented in the consolidated statements of income for the nine months ended December 31, 2021 has been disaggregated and reclassified into “Current” of ¥270,579 million and “Refund” of ¥(14,170) million.

(Additional Information)

(Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation has had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the COVID-19 pandemic and the Russia-Ukraine situation. The amount of impact of these adjustments was ¥63,673 million as of December 31, 2022 (¥77,572 million as of March 31, 2022).

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” issued by the FASB, provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model. No allowance for credit losses was recorded for the loans reclassified as loans held for sale in connection with the execution of the Share Purchase Agreement pursuant to which all of the shares of MUFG Union Bank, N.A. (“MUB”) held by MUFG Americas Holdings Corporation (“MUAH”) will be sold to U.S. Bancorp (“USB”) because these loans are measured at fair value in accordance with ASC Topic 310, “Receivables,” issued by the FASB.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, restrictions on economic activity will be eased mainly in major economies, resulting in gradual decrease in the economic impact, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

For the nine-month period ended December 31, 2022, the assumptions for making estimates relating to allowance for credit losses remained substantially unchanged because the observable changes subsequent to the end of the previous fiscal year in the factors and circumstances underlying the outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation were not sufficiently significant to cause such change in the assumptions. However, these assumptions are highly uncertain and, as we continue to monitor risks, including the risk of a significant economic downturn, which may increase due to, for example, prolongation of high global inflation and significant monetary tightening in various countries as well as cumulative effects of these developments, significant additional provision for credit losses may be recognized for the fiscal year ending March 31, 2023 and subsequent reporting periods due to such and other factors affecting the financial performance of counterparties or the economic environment.

(Transition from the Consolidated Taxation System to the Group Tax Sharing System)

MUFG and some of its domestic consolidated subsidiaries have shifted from the consolidated taxation system to the group tax sharing system from the beginning of the nine months ended December 31, 2022. Accordingly, the accounting treatment and disclosure of corporate tax, local corporation tax, and tax-effect accounting are applied and made in accordance with ASBJ Practical Issues Task Force Report No. 42, “Practical Solution on the Accounting and Disclosure under the Group Tax Sharing System” (August 12, 2021) (“Practical Issues Report No. 42”). Based on paragraph 32(1) of Practical Issues Report No. 42, MUFG has concluded that there is no impact from the changes in its accounting policies resulting from the application of Practical Issues Report No. 42.

2.	Consolidated Balance Sheets

I.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2022	December 31, 2022
Bankrupt or De facto Bankrupt	¥252,148	¥231,029
Doubtful	¥799,214	¥735,059
Special Attention	¥420,453	¥411,704
Accruing loans contractually past due 3 months or more	¥12,104	¥21,025
Restructured loans	¥408,348	¥390,679
Subtotal	¥1,471,816	¥1,377,792
Normal	¥122,326,614	¥132,750,347
Total	¥123,798,430	¥134,128,140

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2022	December 31, 2022
Principal-guaranteed money trusts	¥7,064,123	¥5,385,028

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2022	December 31, 2022
Guarantee obligations for private placement bonds	¥259,497	¥295,667

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Equity in earnings of the equity method investees	¥324,508	¥357,673
Gains on sales of equity securities	220,027	237,258

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Write-offs of loans	¥110,646	¥546,999

III.	(Additional information)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥1,044,886 million of losses for the nine months ended September 30, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” The aggregate losses reflected ¥594,782 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥449,547 million of valuation losses related to loans held for sale recorded as Other ordinary expenses.

4.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine-month periods ended December 31, 2021 and 2022. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Depreciation	¥256,303	¥235,283
Amortization of goodwill	13,147	15,637

5.	Shareholders’ Equity

For the nine months ended December 31, 2021

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2021	Common stock	160,918	12.5	March 31, 2021	June 30, 2021	Retained earnings
Meeting of Board of Directors on November 15, 2021	Common stock	173,791	13.5	September 30, 2021	December 6, 2021	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2022

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2022	Common stock	183,396	14.5	March 31, 2022	June 30, 2022	Retained earnings
Meeting of Board of Directors on November 14, 2022	Common stock	197,131	16.0	September 30, 2022	December 5, 2022	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

6.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2021

	(in millions of yen)
	For the nine months ended December 31, 2021
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥555,442	¥422,112	¥412,735	¥555,367	¥255,910	¥376,645	¥2,578,212	¥409,856	¥11,207	¥2,999,276
Operating expenses	416,688	368,242	237,040	389,043	172,471	213,706	1,797,193	183,221	82,506	2,062,920

Operating profit (loss)	¥138,754	¥53,869	¥175,694	¥166,323	¥83,438	¥162,938	¥781,018	¥226,635	¥(71,298)	¥936,355

(Notes)

1.  “Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.  “Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.  “Operating expenses” includes personnel expenses and premise expenses.

For the nine months ended December 31, 2022

	(in millions of yen)
	For the nine months ended December 31, 2022
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥556,352	¥434,741	¥557,263	¥701,202	¥269,432	¥537,609	¥3,056,601	¥549,780	¥(7,114)	¥3,599,267
Operating expenses	394,713	341,258	249,036	478,695	189,559	251,728	1,904,992	205,436	116,167	2,226,595

Operating profit (loss)	¥161,639	¥93,483	¥308,226	¥222,506	¥79,872	¥285,880	¥1,151,608	¥344,344	¥(123,281)	¥1,372,671

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding nine-month period

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Total operating profit of reporting segments	¥936,355	¥1,372,671
Operating profit of consolidated subsidiaries excluded from reporting segments	(253)	(221)
Provision for general allowance for credit losses	—	78,461
Credit related expenses	(117,703)	(660,826)
Gains on reversal of allowance for credit losses	25,874	—
Gains on reversal of reserve for contingent losses included in credit costs	2,511	23,208
Gains on loans written-off	61,971	74,641
Net gains on equity securities and other securities	194,899	203,113
Equity in earnings of the equity method investees	324,508	357,673
Others	(34,553)	(599,787)

Ordinary profit in the consolidated statement of income	¥1,393,611	¥848,932

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥1,044,886 million of losses were recognized for the nine months ended December 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥594,782 million of valuation losses related to securities held for sale, which are included in “Others”, and ¥449,547 million of valuation losses related to loans held for sale, which are included in “Credit related expenses.”

(3)	Changes relating to reporting segments

From the nine months ended December 31, 2022, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the nine months ended December 31, 2021 has been restated based on the new calculation method.

7.	Financial Instruments

The following shows those financial instruments as of December 31, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1) (*2)	6,699,555	3,967,410	57,124	10,724,090
Securities (Available-for-sale securities)
Government bonds	30,989,318	422,535	—	31,411,854

(*1)  The amount of investment trusts to which transitional measures are applied in accordance with Paragraph 26 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, July 4, 2019), is not included in the above table. The amount of such investment trusts on the consolidated balance sheet is ¥ 96,601 million.

(*2)  The derivatives transactions recorded in trading assets are not included in the above table.

As of December 31, 2022

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Trading assets (*1)	4,537,649	6,256,184	51,810	10,845,645
Securities (Available-for-sale securities)
Government bonds	23,815,013	157,747	—	23,972,761

(*1)	The derivatives transactions recorded in trading assets are not included in the above table.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

As of March 31, 2022

	(in millions of yen)
Category	Fair value	Amount on consolidated balance sheet	Difference
Securities (held to maturity)
Government bonds	1,758,197	1,748,029	10,167
As of December 31, 2022
	(in millions of yen)
Category	Fair value	Amount on consolidated balance sheet	Difference
Securities (held to maturity)
Government bonds	10,770,328	10,859,857	(89,529)

8.	Securities

*1

The following shows those securities as of December 31, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

*2

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥1,983,383	¥1,992,330	¥8,946
Government bonds	1,748,029	1,758,197	10,167
Municipal bonds	175,071	173,960	(1,111)
Short-term corporate bonds	—	—	—
Corporate bonds	60,283	60,173	(110)
Other securities	2,611,724	2,617,015	5,290
Foreign bonds	234,652	225,923	(8,728)
Other	2,377,072	2,391,092	14,019

Total	¥4,595,108	¥4,609,345	¥14,236

	(in millions of yen)
	December 31, 2022
	Amount on consolidated balance sheet	Fair value	Difference
Domestic bonds	¥11,928,778	¥11,822,083	¥(106,694)
Government bonds	10,859,857	10,770,328	(89,529)
Municipal bonds	853,474	837,668	(15,806)
Short-term corporate bonds	—	—	—
Corporate bonds	215,446	214,087	(1,358)
Other securities	5,914,351	5,751,271	(163,079)
Foreign bonds	3,366,539	3,241,422	(125,177)
Other	2,547,811	2,509,849	(37,962)

Total	¥17,843,129	¥17,573,355	¥(269,774)

II. Available-for-sale securities

	(in millions of yen)
	March 31, 2023
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,699,604	¥4,613,704	¥2,914,100
Domestic bonds	40,495,453	40,433,641	(61,811)
Government bonds	31,467,256	31,411,854	(55,402)
Municipal bonds	4,154,461	4,146,145	(8,315)
Short-term corporate bonds	1,010,607	1,010,637	29
Corporate bonds	3,863,128	3,865,004	1,876
Other securities	30,322,736	29,862,332	(460,404)
Foreign equity securities	190,808	218,599	27,791
Foreign bonds	22,883,393	22,030,527	(852,866)
Other	7,248,535	7,613,205	364,670

Total	¥72,517,794	¥74,909,679	¥2,391,884

	(in millions of yen)
	December 31, 2022
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥1,607,299	¥4,133,466	¥2,526,167
Domestic bonds	31,566,187	31,259,912	(306,274)
Government bonds	24,184,351	23,972,761	(211,589)
Municipal bonds	3,717,848	3,669,003	(48,845)
Short-term corporate bonds	—	—	—
Corporate bonds	3,663,987	3,618,147	(45,839)
Other securities	30,284,999	28,866,022	(1,418,976)
Foreign equity securities	473,034	452,158	(20,875)
Foreign bonds	20,559,851	18,988,741	(1,571,109)
Other	9,252,112	9,425,122	173,009

Total	¥63,458,485	¥64,259,401	¥800,916

(Note 1)

Available-for-sale securities (excluding certain equity securities with no quoted market price available and investments in partnerships and others) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a) Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

(b) Issuers requiring close watch:

Fair value has declined by 30% or more from acquisition cost.

(c) Normal issuers:

Fair value has declined by 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries. “Normal issuers” means issuers other than those who are classified in the four categories mentioned above.

(Note 2)

The total difference as of March 31, 2022 includes ¥174,462 million of revaluation gains on securities by application of the fair value hedge accounting method. The total difference as of December 31, 2022 includes ¥111,397 million of revaluation gains on securities by application of the fair value hedge accounting method.

(Note 3)

In connection with the planned sale of the shares in MUB, unrealized losses on such securities which are reported at fair value on the consolidated balance sheet are reported as valuation losses in accordance with ASC Topic 326, “Financial Instruments—Credit losses.” The reported acquisition cost is based on the amount after valuation losses, and, therefore, “Acquisition cost” and “Difference” as of December 31, 2022 do not include ¥594,782 million of such valuation losses.

9.	Money Held in Trust

There are no material changes to be disclosed as of December 31, 2022 compared to March 31, 2022.

10.	Derivatives

The following shows those derivatives as of December 31, 2022 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2022.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥8,989,096	¥1,571	¥1,571
	Interest rate options	3,685,156	5,036	1,909
Over-the-counter	Forward rate agreements	18,632,902	(103)	(103)
(“OTC”) transactions	Interest rate swaps	1,246,944,650	70,836	70,836
	Interest rate swaptions	45,977,168	(66,647)	11,436
	Other	9,678,953	(3,531)	(12,358)

	Total	—	¥7,163	¥73,292

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Interest rate futures	¥12,400,888	¥14,876	¥14,876
	Interest rate options	3,830,580	11,586	9,113
OTC transactions	Forward rate agreements	13,409,384	(25)	(25)
	Interest rate swaps	1,433,803,892	(746,157)	(746,157)
	Interest rate swaptions	50,076,163	(133,898)	(57,113)
	Other	11,116,280	(40,520)	(41,934)

	Total	—	¥(894,139)	¥(821,241)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

II.	Currency-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥330,667	¥(1,469)	¥(1,469)
OTC transactions	Currency swaps	63,070,732	168,927	168,927
	Forward contracts on foreign exchange	157,443,042	93,453	93,453
	Currency options	14,839,405	(45,290)	(35,162)

	Total	—	¥215,620	¥225,748

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥620,067	¥(4,109)	¥(4,109)
OTC transactions	Currency swaps	70,625,506	383,863	383,863
	Forward contracts on foreign exchange	179,978,879	(109,370)	(109,370)
	Currency options	19,235,556	47,297	(14,243)

	Total	—	¥317,680	¥256,140

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥2,055,049	¥7,800	¥7,800
	Bond futures options	968,783	2,311	(5,300)
OTC transactions	Bond OTC options	398,194	178	166
	Bond forward contracts	1,144,538	585	585
	Bond OTC swaps	487,554	75,507	75,507
	Total return swaps	297,204	287	287

	Total	—	¥86,671	¥79,047

(Notes)

1.  The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

2.  Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2022
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥928,202	¥(2,239)	¥(2,239)
	Bond futures options	390,461	566	422
OTC transactions	Bond OTC options	1,496,794	1,937	1,839
	Bond forward contracts	1,400,139	33,353	33,353
	Bond OTC swaps	651,511	100,716	100,716
	Total return swaps	303,300	9,472	9,472

	Total	—	¥143,807	¥143,565

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

11.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Fees and commissions	¥1,245,749	1,384,135
Fees and commissions on remittances and transfers	128,345	121,554
Fees and commissions on deposits	43,459	49,853
Fees and commissions on loans (*1)	186,422	265,222
Fees and commissions on trust-related services	72,994	83,062
Fees and commissions on security-related services	147,277	111,626
Fees and commissions on credit card business (*1)	207,925	225,388
Fees and commissions on administration and management services for investment funds and investment advisory services	183,933	177,461
Guarantee fees (*2)	81,102	91,203
Other fees and commissions (*1)	194,288	258,763
Trust fees	107,925	107,390

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition.”
3.

Fees and commissions on remittances and transfers were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Global Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Digital Service Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Digital Service Business Group, the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Digital Service Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Retail & Commercial Banking Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group.

12.	Business Combinations

Refer to “Subsequent Events” for information on the transaction under common control which occurred in the current fiscal year.

(Additional Information)

(Valuation losses of a foreign subsidiary which are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, it is currently estimated that MUAH will recognize an aggregate of approximately ¥100 billion of gains for the quarter ended December 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” It is also currently estimated that the aggregate estimated gains will reflect approximately ¥40 billion of valuation gains related to securities held for sale to be recorded as an adjustment to reduce Other operating expenses and approximately ¥50 billion of valuation gains related to loans held for sale to be recorded as an adjustment to reduce Other ordinary expenses. All of the gains recognized by MUAH are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

Any Gains on sales of shares in subsidiaries resulting from the sale of the shares in MUB are expected to be reflected in MUFG’s consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023.

13.	Per Share Information

Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2021	2022
Basic earnings per common share	¥83.43	¥27.69
Diluted earnings per common share	83.16	27.42

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Profits attributable to owners of parent	¥1,070,398	¥343,175
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of parent	1,070,398	343,175

	(in thousands)
	For the nine months ended December 31,
	2021	2022
Average number of common shares during the periods	12,828,619	12,392,140

	(in millions of yen)
	For the nine months ended December 31,
	2021	2022
Diluted earnings per share
Adjustments to profits attributable to owners of parent	¥(3,522)	¥(3,333)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(3,522)	(3,333)

	(in thousands)
	For the nine months ended December 31,
	2021	2022
Increase in common shares	—	—

	For the nine months ended December 31,
	2021	2022
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share but which materially changed after the end of the previous fiscal year	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of September 30, 2021	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 4 million units as of September 30, 2022

14.	Subsequent Events

(Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On December 1, 2022, MUAH, a subsidiary of MUFG whose financial statements as of the end of and for the nine-month period ended September 30, 2022 have been consolidated with MUFG’s financial statements, completed the sale of all of the shares in MUB held by MUAH to USB (hereinafter referred to as the “Share Transfer”).

The MUB businesses that were transferred to USB through the Share Transfer excluded the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers) were transferred to the Bank and MUAH prior to the Share Transfer for consideration paid in the form of cash.

I.	Business divestiture

(1)	Outline of the business divestiture

(a)	Name of the acquiring entity

U.S. Bancorp

(b)	Description of the divested businesses

Retail and Commercial Banking businesses of MUB

(c)	Main objectives of the business divestiture

MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that was expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States would help maximize shareholder value through an increase in capital efficiency.

(d)	Date of the business divestiture

December 1, 2022

(e)	Legal form of the business divestiture

Transfer of shares for consideration paid in the form of cash and shares

(2)	Overview of the accounting treatment expected to be reflected in the consolidated financial statements as of the end of and for the fourth quarter of the fiscal year ending March 31, 2023

While all amounts are currently under determination, current estimates are as follows.

(a)	Amount of gains or losses on the Share Transfer

Gains on sales of shares of subsidiaries: Approximately ¥700 billion

(b)	Amounts of assets and liabilities related to the divested businesses

Assets: Approximately ¥13,640 billion (including loans of approximately ¥7,570 billion and securities of approximately ¥3,120 billion)

Liabilities: Approximately ¥12,980 billion (including deposits of approximately ¥11,800 billion)

(c)	Accounting treatment

The difference between the sale price and the consolidated book value of the transferred shares will be recorded in extraordinary gains as gains on sales of shares of subsidiaries.

(3)	Name of the reporting segment in which the divested businesses were mainly included

Global Commercial Banking Business Group

(4)	Approximate amount of income or loss related to the divested businesses recorded in the consolidated statement of income for the nine-month period ended December 31, 2022

Total income: ¥360,721 million

Loss before income taxes: ¥968,110 million

(5)	Overview of continued involvement related to the business divestiture

MUFG received shares of USB as part of the consideration for the Share Transfer.

In addition, the Bank and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank provides and receives certain services based on such agreements.

In addition, the corporate credit card business for GCIB business customers and certain Japanese customers is expected to be transferred from MUB to the Bank, subject to certain conditions precedent, including the receipt of regulatory approval.

II.	Transaction under common control

(1)	Overview and objectives of the business transfer

The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc., were transferred to the Bank and MUAH prior to the Share Transfer by the end of November 2022.

The MUFG group continues to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2)	Overview of the accounting treatment applied

The transaction is treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(3)	Amounts of assets and liabilities transferred to the Bank in connection with the business transfer

Assets: ¥3,298,438 million (including loans of ¥2,729,179 million)

Liabilities: ¥503,791 million (including acceptances and guarantees of ¥337,944 million)

(Repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2022, to repurchase and cancel shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459, Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and pursuant to the provisions of Article 178 of the Company Act.

The results of the share repurchase on and after January 1, 2023, and an outline of the planned share cancellation are as follows:

I.	Results of the repurchase of own shares

(1) Type of shares repurchased: Common shares of MUFG

(2) Aggregate number of shares repurchased: 84,851,300 shares

(3) Aggregate amount of repurchase price: JPY 79,695,849,016

(4) Repurchase period: From January 1, 2023 to January 31, 2023

(5) Repurchase method: Market purchases on the Tokyo Stock Exchange

II.	Outline of the cancellation of own shares

(1) Type of shares to be canceled: Common shares of MUFG

(2) Number of shares to be canceled: 175,357,900 shares

(3) Scheduled cancellation date: February 28, 2023

(Construction of new MUFG Headquarters Building)

MUFG decided, at a meeting of the Management Committee held on January 24, 2023, to build a new MUFG Headquarters Building at the location where the MUFG and Bank head office building now stands.

I.	Purpose of the construction

By having the functions of the headquarters of the holding company commercial bank, trust bank and securities company in one building, MUFG aims to build a new place where MUFG can further strengthen its integrated group management and better serve its customers, communities, society and all other stakeholders. Furthermore, MUFG aims to enhance its support for new ways of working, contribution to customers and society, involvement in SDGs and carbon neutrality, and disaster preparedness.

II.	Outline of the construction

(1) Address: 2-7-1, Marunouchi, Chiyoda-ku, Tokyo, Japan

(2) Estimated investment amount: To be determined

III.	Schedule of the construction

The construction schedule has not been determined. In conjunction with the construction, the head offices for MUFG and the Bank will be relocated as follows:

(1) Address after relocation: 1-4-5, Marunouchi, Chiyoda-ku, Tokyo, Japan (Mitsubishi UFJ Trust and Banking Building)

(2) Date of relocation: July 2024 (planned)

IV.	Impact of the construction

The financial impact of the construction is currently under calculation.